Exhibit 99.1

Interim condensed consolidated financial statements

September 30, 2012

(Expressed in U.S. dollars)

(Unaudited)

Contents

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position		3

Interim Condensed Consolidated Statements of Comprehensive Loss		4

Interim Condensed Consolidated Statements of Changes in Equity		5

Interim Condensed Consolidated Statements of Cash Flow		6

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information	7

2.	Basis of preparation	7

3.	Summary of significant accounting policies	7

4.	Related party transactions	10

5.	Prepaid expenses and deposits	11

6.	Inventories	11

7.	Investment in associate	11

8.	Property, plant and equipment	13

9.	Exploration and evaluation assets	13

10.	Mines under construction	15

11.	Segmented reporting	15

12.	Line of credit	18

13.	Employee retention allowance	18

14.	Provision for closure and reclamation	18

15.	Long-term debt	19

16.	Commitments	19

17.	Share capital	20

18.	Share-based payments	20

19.	Production Costs	22

20.	General & Administrative Expenses	22

21.	Financial risk management objectives and policies	22

22.	Non-cash transactions	25

Banro Corporation
Interim Condensed Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars) (unaudited)

	Notes	September 30, 2012	December 31, 2011
		$	$
Assets
Current Assets
Cash and cash equivalents		63,443	9,696
Advances and accounts receivable		8,415	910
Due from related parties	4	233	166
Prepaid expenses and deposits	5	7,349	1,415
Inventories	6	19,798	-
Total Current Assets		99,238	12,187

Non-Current Assets
Investment in associate	7	1,504	1,505
Property, plant and equipment	8	300,878	24,137
Exploration and evaluation	9	87,423	113,462
Mines under construction	10	129,753	277,850
Total Non-Current Assets		519,558	416,954

Total Assets		618,796	429,141

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		47,845	24,108
Line of credit	12	-	5,625
Accrued liabilities		3,506	8,223
Due to related parties	4	47	23
Employee retention allowance	13	1,944	1,385
Total Current Liabilities		53,342	39,364

Provision for closure and reclamation	14	777	767
Long-term debt	15	153,374	-
Commitments	16

Total Liabilities		207,493	40,131

Shareholders' Equity
Share capital	17	453,392	440,738
Warrants	15, 17	13,252	-
Contributed surplus		34,829	28,061
Currency translation adjustment		27	(27)
Deficit		(90,197)	(79,762)
Total Shareholders' Equity		411,303	389,010
Total Liabilities and Shareholders' Equity		618,796	429,141

Common shares (in thousands)
Authorized		Unlimited	Unlimited
Issued and outstanding		200,910	197,076

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Interim Condensed Consolidated Statements of Comprehensive Loss
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
		$	$	$	$
Operating Revenue		8,692	-	8,692	-

Operating Expenses
Production costs	19	(5,552)	-	(5,552)	-
Depletion and depreciation	8	(2,438)	-	(2,438)	-
Total operating expenses		(7,990)	-	(7,990)	-

Earnings from mine operations		702	-	702	-

Other Expenses
General & administrative	20	(3,141)	(2,035)	(10,020)	(6,999)
Foreign exchange gain (loss)		254	(778)	241	387
Interest and bank expenses	15	(660)	(12)	(1,516)	(35)
Interest income		76	45	213	220
Loss from operations		(2,769)	(2,780)	(10,380)	(6,427)

Share of loss from investment in associate	7	(25)	(25)	(104)	(162)
Dilution gain on investment in associate	7	-	-	49	156
Loss on disposition of capital asset		-	-	-	(8)

Loss for the period		(2,794)	(2,805)	(10,435)	(6,441)

Foreign currency translation differences of foreign associate	7	57	(126)	54	(170)

Comprehensive loss for the period		(2,737)	(2,931)	(10,381)	(6,611)

Loss per share, basic and diluted	17c	(0.01)	(0.01)	(0.05)	(0.04)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Interim Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S dollars) (unaudited)

		Common shares				Currency
	Notes	Number of shares (in thousands)	Amount $	Warrants $	Contributed Surplus $	Translation Adjustment $	Deficit $	Total Shareholder's Equity $

Balance at January 1, 2011		173,062	373,945	-	21,689	98	(70,437)	325,295
Net loss for the period		-	-	-	-	-	(6,441)	(6,441)
Issued share capital	17	17,500	52,310	-	-	-	-	52,310
Stock options exercised		373	1,196	-	(362)	-	-	834
Share-based compensation	18	-	-	-	4,317	-	-	4,317
Warrants issued		-	-	-	1,217	-	-	1,217
Warrants exercised		6,021	13,134	-	(28)	-	-	13,106
Foreign currency translation differences of foreign investment in associate	7	-	-	-	-	(170)	-	(170)
Balance at September 30, 2011		196,956	440,585	-	26,833	(72)	(76,878)	390,468

Net loss for the period		-	-	-	-	-	(2,884)	(2,884)
Share-based compensation		-	-	-	1,287	-	-	1,287
Stock options exercised		120	195	-	(59)	-	-	136
Warrants exercised		-	(42)	-	-	-	-	(42)
Foreign currency translation differences of foreign investment in associate		-	-	-	-	45	-	45
Balance at December 31, 2011		197,076	440,738	-	28,061	(27)	(79,762)	389,010

Net loss for the period		-	-	-	-	-	(10,435)	(10,435)
Share-based compensation	18	-	-	-	10,821	-	-	10,821
Stock options exercised		3,754	12,299	-	(4,053)	-	-	8,246
Warrants issued	17b	-	-	13,252	-	-	-	13,252
Warrants exercised		80	355	-	-	-	-	355
Foreign currency translation differences of foreign investment in associate	7	-	-	-	-	54	-	54
Balance at September 30, 2012		200,910	453,392	13,252	34,829	27	(90,197)	411,303

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Interim Condensed Consolidated Statements of Cash Flow
(Expressed in thousands of U.S dollars) (unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
		$	$	$	$

Cash flows from operating activities
Net loss for the period		(2,794)	(2,805)	(10,435)	(6,441)
Adjustments to reconcile loss to net cash provided by (used in) operating activities
Depletion and depreciation		2,450	12	2,465	36
Unrealized foreign exchange (gain) loss		(28)	851	(35)	384
Share of loss from investment in associate	7	25	25	104	162
Share based payments - employees	18	2,004	611	5,150	1,987
Share based payments - consultant	18	-	-	-	62
Financing costs		1,329	-	1,441	-
Loss on disposal of property, plant, and equipment		-	-	-	8
Gain on dilution	7	-	-	(49)	(156)
Accretion		10	-	10	-
Employee retention allowance	13	(9)	30	88	109
Interest paid		(1,070)	-	(1,070)	-
Changes in non-cash working capital
Advances and accounts receivable		668	(103)	(7,505)	(298)
Prepaid expenses and deposits		8,844	2,518	(5,934)	1,329
Inventory		(2,444)	-	(2,444)	-
Due from related parties		(33)	-	(67)	-
Accounts payable		(478)	57	(188)	106
Due to related parties		(88)	(79)	24	(85)
Accrued liabilities		(5,953)	618	(6,194)	1,654
Net cash flows provided by (used in) operating activities		2,433	1,735	(24,639)	(1,143)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(11,964)	(1,473)	(15,018)	(2,601)
Disposition of property, plant, and equipment		-	-	10	54
Expenditures on exploration and evaluation		(8,787)	(8,371)	(23,275)	(19,737)
Expenditures on mines under construction, net of pre-production revenue	10	(17,523)	(33,900)	(43,728)	(89,414)
Interest paid		(7,704)	-	(7,704)	-
Short term investments		-	-	-	8,736
Advances to (from) associate	7	-	5	-	(7)
Net cash used in investing activities		(45,978)	(43,739)	(89,715)	(102,969)

Cash flows from financing activities
Proceeds from share issuance (net of issuance costs)		741	13,082	8,600	67,468
Proceeds from units (net of issuance costs)	15	(2)	-	165,018	-
Line of credit repayment	12	-	-	(5,625)	-
Net cash from financing activities		739	13,082	167,993	67,468

Effect of foreign exchange on cash held in foreign currency		114	(906)	108	(425)
Net (decrease) increase in cash during the period		(42,692)	(29,828)	53,747	(37,069)
Cash and cash equivalents, beginning of the period		106,135	60,315	9,696	67,556
Cash and cash equivalents, end of the period		63,443	30,487	63,443	30,487

Non-cash transactions (Note 22)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

1.	Corporate information

Banro Corporation’s business focus is the exploration and development of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) is a publicly traded company, incorporated in Canada, whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 707O, Toronto, Ontario, M5X 1E3, Canada.

These interim condensed consolidated financial statements as at and for the three and nine month periods ended September 30, 2012 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as of its wholly-owned subsidiaries incorporated in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. The Company declared commercial production at its Twangiza mine effective September 1, 2012 and continues to construct its Namoya mine in the current period.

2.	Basis of preparation

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and nine month periods ended September 30, 2012, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in the annual financial statements prepared in accordance with IFRS, has been omitted or condensed.

b)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities which are presented at fair value.

3.	Summary of significant accounting policies

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2011. The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011.

The accounting policies set out below have been applied consistently to all periods presented in these interim condensed consolidated financial statements.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is usually evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

ii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the interim condensed consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for gold sold in the normal course of business, net of discounts and sales related taxes. Revenue from the sale of gold is recognized when control of the gold and the significant risks and rewards of ownership are transferred to the customer, which is when title has passed to the customer, the amount of revenue can be measured, and collection is reasonably assured.

c)	Inventories

Inventories include gold bullion, gold-in-process, stockpiled ore, and parts and supplies. Inventories are valued at the lower of cost or net realizable value. The cost of stockpiled ore is based on the weighted average cost per ton. The cost of gold bullion and gold-in-process is based on the average cost of production, which includes all costs attributable to the extraction and processing of ore. The costs of production include: i) materials, equipment, labor and contractor expenses directly attributable to the extraction and processing of ore; ii) depletion and depreciation of property, plant, and equipment used in the extraction and processing of ore; and iii) related production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less all estimated costs of completion and costs necessary to make the sale.

d)	Property, Plant and Equipment (“PPE”)

i.	Recognition and measurement

Items of PPE are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and any other cost directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Assets in the course of construction are capitalized in the capital construction in progress category and transferred to the appropriate category of PPE upon completion. When components of an asset have different useful lives, depreciation is calculated on each separate component.

ii.	Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii.	Depreciation

Depreciation is based on the cost of an asset less its residual value. PPE associated with mining operations are depreciated over the estimated useful lives of the assets on a unit of production basis. All other equipment is depreciated over the estimated useful life of the asset using the straight line method or declining balance method at a rate of 20% to 30% as appropriate.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use or in production. Changes in estimates are accounted for prospectively.

iv. Gains and losses

Gains and losses on disposal of an item of PPE are determined by comparing the proceeds from disposal with the carrying amount of the PPE, and are recognized net within other income/expenses in profit or loss.

v. Repairs and maintenance

Repairs and maintenance costs are charged to expense as incurred, except major inspections or overhauls that are performed at regular intervals over the useful life of an asset are capitalized as part of PPE.

vi. Derecognition

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in net earnings (loss) in the period the item is derecognized.

e)	Commercial Production

The Company assesses the stage of each mine under construction to determine when a mine has moved into the commercial production phase. Capitalization of costs, including certain mine development and construction costs, ceases when the related mining property has reached a pre-determined level of operating capacity intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against capitalized costs. During the production phase of a mine, costs incurred relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

f)	Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, which are described in more detail in note 3 to the annual financial statements for the year ended December 31, 2011, and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in these interim condensed consolidated financial statements is the following:

Commercial Production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including when the mine is substantially complete and ready for its intended use. The results of operations of the Company during the periods presented in these interim condensed consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

g)	New and Revised Accounting Standards and Interpretations

The Company has reviewed new and revised IFRS that have been issued but are not yet effective and determined that the following may have an impact on the Company:

In October 2011, IFRIC published IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), effective for annual periods beginning on or after January 1, 2013. The interpretation clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

4.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine month periods ended September 30, 2012 and 2011, was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	$	$	$	$
Short-term employee benefits	789	686	5,395	2,182
Other benefits	25	15	78	48
Employee retention allowance	80	125	150	209
Share-based payments	-	-	9,018	127
	894	826	14,641	2,566

During the three and nine months ended September 30 2012, directors fees of $63 and $200, respectively, (three and nine months ended September 30, 2011 - $56 and $169) were paid to non-executive directors of the Company.

b)	Other Related Parties

During the three and nine month periods ended September 30, 2012, legal fees of $29 and $696, respectively, (three and nine months ended September 30, 2011 - $84 and $343), incurred in connection with the Company’s debt financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at September 30, 2012, the balance of $47 (December 31, 2011 - $23) owing to this legal firm was included in due to related parties in the interim condensed consolidated statement of financial position.

During the three and nine month periods ended September 30, 2012, the Company incurred common expenses of $100 and $237, respectively, (three and nine months ended September 30, 2011 - $90 and $147) in the Congo together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at September 30, 2012, an amount of $225 (December 31, 2011 – $166) owing from Loncor was included in due from related parties in the interim condensed consolidated statement of financial position.

During the three and nine month periods ended September 30, 2012, the Company incurred common expenses of $125 and $317, respectively, (three and nine months ended September 30, 2011 - $31 and $56) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at September 30, 2012, an amount of $8 (December 31, 2011 - $nil) owing from Gentor was included in due from related parties in the interim condensed consolidated statement of financial position.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

As at September 30, 2012, an amount of $6 (December 31, 2011 - $6) was due to Delrand Resources Limited (“Delrand”), a corporation with common directors. Amounts due to Delrand are included in Investment in Associate.

These transactions are in the normal course of operations and are measured at the exchange amount.

5.	Prepaid expenses and deposits

Prepaid expenses and deposits comprise mainly of $3,021 (December 31, 2011 - $668) of advances to suppliers of the Twangiza mine and $3,331 (December 31, 2011 - $nil) of prepayments for various earthmoving equipment and supplies for the Namoya project.

6.	Inventories

	September 30, 2012	December 31, 2011
	$	$
Gold bullion	3,124	-
Gold-in-process	1,161	-
Stockpile ore	958	-
Parts and supplies inventory	14,555	-
	19,798	-

The Company transferred $17,351 from mines under construction to inventories upon the declaration of commercial production at the Company’s Twangiza mine effective September 1, 2012. During the three and nine month periods ended September 30, 2012 the Company recognized $2,722 and $2,722, respectively, (three and nine months ended September 30, 2011 - $nil and $nil) of inventories as an expense.

7.	Investment in associate

The Company’s investment in Delrand, which meets the definition of an associate of the Company, is summarized as follows:

Delrand Resources Limited	September 30, 2012	December 31, 2011

Percentage of ownership interest	33.60%	35.64%
Common shares held	17,717	17,717
Total investment	$1,504	$1,505

Delrand is a publicly listed entity on the Toronto Stock Exchange and the JSE Limited in South Africa, involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of June 30 (previously December 31), which was recently changed. The Company’s investment in Delrand is accounted for in the interim condensed consolidated financial statements using the equity method. The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on the Toronto Stock Exchange as at September 30, 2012, is $4,505 (December 31, 2011 - $4,616). As set out below, for the three and nine month periods ended September 30, 2012, the Company’s share of loss in the results of Delrand was $25 and $104, respectively (three and nine months ending September 30 2011 –$25 and $162). In June 2012, there were Delrand warrant exercises for gross proceeds of $400, which resulted in the reduction of the Company’s ownership interest in Delrand from 35.64% to 33.6% and therefore the Company recorded a dilution gain of $49 for the nine month period ended September 30, 2012.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company’s share of Delrand’s expenses and loss is converted at the average exchange rate at each reporting period or at each change in ownership period.

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Banro's share of Delrand's expenses and loss	(25)	(25)	(104)	(162)

The Company’s investment in Delrand is summarized as follows:

Balance at December 31, 2011	1,505
Share of loss for the period ended September 30, 2012	(104)
Dilution gain	49
Cumulative translation adjustment	54
Balance at September 30, 2012	$1,504

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

8.	Property, plant and equipment

The Company’s property, plant and equipment are summarized as follows:

	Mining assets	Plant and equipment	Total
	$	$	$
Cost
Balance at December 31, 2010	-	30,995	30,995
Additions	-	3,760	3,760
Disposals	-	(759)	(759)
Balance at December 31, 2011	-	33,996	33,996
Additions	1,508	15,018	16,526
Transfers	267,191	-	267,191
Disposals	-	(31)	(31)
Balance at September 30, 2012	268,699	48,983	317,682

Accumulated Depreciation
Balance at December 31, 2010	-	5,818	5,818
Depreciation for the year	-	4,621	4,621
Depletion for the year	-	-	-
Disposals	-	(580)	(580)
Balance at December 31, 2011	-	9,859	9,859
Depreciation for the period	-	4,914	4,914
Depletion for the period	2,062	-	2,062
Disposals	-	(31)	(31)
Balance at September 30, 2012	2,062	14,742	16,804

Carrying amounts
Balance at December 31, 2010	-	25,177	25,177
Balance at December 31, 2011	-	24,137	24,137
Balance at September 30, 2012	266,637	34,241	300,878

The Company transferred $267,191 from mines under construction to property, plant, and equipment upon declaration of commercial production at its Twangiza mine effective September 1, 2012.

9.	Exploration and evaluation assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

	Twangiza	Namoya	Luguswha	Kamituga	Banro Congo Mining	Total
	$	$	$	$	$	$
Cost
Balance as at December 31, 2010	9,342	40,696	29,305	2,377	2,530	84,250
Additions	6,924	11,225	6,709	4,269	65	29,192
Transfer to mines under construction	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Balance as at December 31, 2011	16,266	51,921	36,014	6,646	2,595	113,442
Additions	4,674	8,035	6,627	6,503	43	25,882
Transfer to mines under construction	-	(51,921)	-	-	-	(51,921)
Disposals	-	-	-	-	-	-
Balance as at September 30, 2012	20,940	8,035	42,641	13,149	2,638	87,403

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

There is approximately $20 of intangible exploration and evaluation expenditures as at September 30, 2012. The intangible exploration and evaluation expenditures, representing mineral rights held by Banro Congo Mining, have not been included in the table above. There have not been any additions or disposals of intangible exploration and evaluation assets since December 31, 2010.

a.	Twangiza

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the Congo, approximately 45 kilometres south of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits held by Twangiza Mining SARL, a wholly owned Congo registered subsidiary of the Company. Exploration and evaluation expenditures indicated in the table above are with respect to targets and prospects outside the Twangiza Main and Twangiza North deposits.

b.	Namoya

The Namoya property consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema province in the east of the Congo, approximately 225 kilometres southwest of the Town of Bukavu. Namoya Mining SARL, which is registered in the Congo and wholly owned by the Company, has a 100% interest in the said permit.

c.	Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s wholly owned Congo registered subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

d.	Kamituga

The Kamituga property consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s wholly owned Congo registered subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits.

e.	Banro Congo Mining

The Company’s wholly-owned Congo subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

10.	Mines under construction

Development expenditures with respect to the construction of the Company’s Twangiza mine and Namoya project are as follows:

	Twangiza Mine	Namoya Mine	Total
	$	$	$
Cost
Balance as at December 31, 2010	146,688	-	146,688
Additions	135,750	-	135,750
Pre-production commercial revenue	(4,588)	-	(4,588)
Balance as at December 31, 2011	277,850	-	277,850
Additions	74,804	77,832	152,636
Pre-production commercial revenue	(68,112)	-	(68,112)
Transfers	(284,542)	51,921	(232,621)
Balance as at September 30, 2012	-	129,753	129,753

Mines under construction are not amortized until construction is completed. This is signified by the formal commissioning of a mine for production. Effective September 1, 2012, the Company declared commercial production at its Twangiza mine. All capitalized costs related to the Twangiza mine prior to September 1, 2012 have been transferred to Property, Plant, and Equipment and Inventories.

11.	Segmented reporting

The Company has two operating segments: mining operations and the exploration and development of precious metal projects in the Congo. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s corporate head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining and exploration and development projects are located in the Congo. The Company currently sells all of its gold bullion from the Twangiza mine in the Congo to a single customer.

As at and for the three months ended September 30, 2012

	Mining Operations	Exploration and development	Corporate	Total
	$	$	$	$
Revenue	8,692	-	-	8,692
Operating expenses	(7,990)	-	-	(7,990)
Earnings from mine operations	702	-	-	702

Other expenses	(217)	-	(2,670)	(2,887)
Interest expense	(16)	-	(568)	(584)
Loss from operations	(233)	-	(3,238)	(3,471)

Share of loss from investment in associate	-	-	(25)	(25)
Dilution gain on investment in associate	-	-	-	-
Earnings (loss) for the period	469	-	(3,263)	(2,794)

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

As at and for the three months ended September 30, 2011

	Mining Operations	Exploration and development	Corporate	Total
	$	$	$	$
Revenue	-	-	-	-
Operating expenses	-	-	-	-
Earnings from mine operations	-	-	-	-

Expenses	-	-	2,813	2,813
Interest income	-	-	(33)	(33)
Loss from operations	-	-	(2,780)	(2,780)

Share of loss from investment in associate	-	-	(25)	(25)
Dilution gain on investment in associate	-	-	-	-
Loss for the period	-	-	(2,805)	(2,805)

As at and for the nine months ended September 30, 2012

	Mining Operations	Exploration and development	Corporate	Total
	$	$	$	$
Revenue	8,692	-	-	8,692
Operating expenses	(7,990)	-	-	(7,990)
Earnings from mine operations	702	-	-	702

Other expenses	(217)	-	(9,562)	(9,779)
Interest expense	(16)	-	(1,287)	(1,303)
Loss from operations	(233)	-	(10,849)	(11,082)

Share of loss from investment in associate	-	-	(104)	(104)
Dilution gain on investment in associate	-	-	49	49
Loss for the period	469	-	(10,904)	(10,435)

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the nine months ended September 30, 2011

	Mining Operations	Exploration and development	Corporate	Total
	$	$	$	$
Revenue	-	-	-	-
Operating expenses	-	-	-	-
Earnings from mine operations	-	-	-	-

Expenses	-	-	6,612	6,612
Interest income	-	-	(185)	(185)
Loss from operations	-	-	(6,427)	(6,427)

Share of loss from investment in associate	-	-	(162)	(162)
Dilution gain on investment in associate	-	-	156	156
Loss on disposition of capital asset	-	-	(8)	(8)
Loss for the period	-	-	(6,441)	(6,441)

Certain items from the Company’s statements of financial position are as follows:

September 30, 2012

	Mining Operations	Exploration and development	Corporate	Total
	$	$	$	$
Total non-current assets	286,823	231,125	1,610	519,558
Provision for closure and reclamation	777	-	-	777
Long-term debt	-	-	153,374	153,374

December 31, 2011

	Mining Operations	Exploration and development	Corporate	Total
Total non-current assets	277,850	137,565	1,539	416,954
Provision for closure and reclamation	767	-	-	767

Geographic segmentation of non-current assets is as follows:

September 30, 2012
	Property, plant and equipment	Mines under construction	Exploration and evaluation	Investment in Associate	Total
	$	$	$	$	$
Congo	300,772	129,753	87,423	-	517,948
Canada	106	-	-	1,504	1,610
	300,878	129,753	87,423	1,504	519,558

December 31, 2011
	Property, plant and equipment	Mines under construction	Exploration and evaluation	Investment in Associate	Total
Congo	24,102	277,850	113,462	-	415,414
Canada	35	-	-	1,505	1,540
	24,137	277,850	113,462	1,505	416,954

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

12.	Line of credit

$
Balance at December 31, 2010	-
Withdrawals	5,577
Interest	48
Balance at December 31, 2011	5,625
Withdrawals	9,375
Interest	182
Repayments	(15,182)
Balance at September 30, 2012	-

In December 2011, Twangiza Mining SARL (“Twangiza”), one of the Company’s wholly-owned Congolese subsidiaries, established a line of credit facility with a bank in the Congo (the “Line of Credit”). The Line of Credit was a nine month line of credit facility with a maximum drawdown available of $15 million. The Line of Credit bore interest at 8.5% per annum and was secured by certain mining assets of Twangiza. The Line of Credit was used by Twangiza as part of its working capital management. As at September 30, 2012, Twangiza had fully repaid the Line of Credit of $15,000 and recognized interest expense of $nil and $182 for the three and nine month periods ended September 30, 2012, respectively.

13.	Employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at September 30, 2012, the Company had accrued a liability of $1,944 (December 31, 2011 - $1,385).

The following table summarizes information about changes to the Company’s employee retention allowance during the nine-month period ended September 30, 2012.

$
Balance at December 31, 2010	761
Additions	637
Payments to employees	(13)
Balance at December 31, 2011	1,385
Additions	622
Payments to employees	(63)
Balance at September 30, 2012	1,944

14.	Provision for closure and reclamation

It is the Company’s intention to protect the land on which it operates in accordance with best practices of the mining industry and to comply with all applicable laws governing protection of the environment. As such, the Company recognizes a provision related to its constructive and legal obligation in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision is calculated at the net present value of the future expected cash outflows using the prevailing interest rate in the Congo of 16%, a mine life of 10 years, and estimated future cash costs of $3,385. As at September 30, 2012, the Company recorded a provision for mine rehabilitation of $777.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

$
Balance at December 31, 2010	-
Additions	767
Balance at December 31, 2011	767
Additions	10
Balance at September 30, 2012	777

15.	Long-term debt

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (“the Notes”) and 48 common share purchase warrants (“the Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. The first interest payment date was September 1, 2012 and consisted of interest accrued from and including March 2, 2012 until September 1, 2012. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company has recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,193, in its interim condensed consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering is attributable to the construction of the Namoya mine, the Company will capitalize the related portion of all borrowing costs calculated using a capitalization rate of 88%. As at September 30, 2012, the market value of the long-term debt is $155,954. For the three and nine month periods ended September 30, 2012, the Company capitalized borrowing costs of $4,445 and $10,370, respectively, to Mines under Construction and recognized $618 and $1,441, respectively, of borrowing costs under interest expense in its interim condensed consolidated statement of comprehensive loss. The Company has accrued interest on the long-term debt of $1,429 under accrued liabilities in its interim condensed consolidated statement of financial position.

	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years
Long-term debt	$175,000	$-	$-	$175,000	$-
Long-term debt interest	$78,750	$17,500	$52,500	$8,750	$-

16.	Commitments

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at September 30, 2012 are as follows:

2012	$174
2013	119
2014	102
2015	68
$463

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

17.	Share capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All unit, share, option and warrant amounts are presented in thousands.

During the nine month period ended September 30, 2012 the Company issued a total of 3,834 common shares as a result of stock option and warrant exercises at various exercise prices ranging from Cdn$1.10 to Cdn$3.25 per share.

As of September 30, 2012, the Company had 200,910 common shares issued and outstanding (December 31, 2011 – 197,076) and no preference shares issued and outstanding.

b)	Share purchase warrants

As part of the Offering disclosed in Note 15, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 until March 1, 2017. The outstanding Warrants have a carrying value of $13,252, which is based on the residual value from the Offering as described in Note 15 less the related transaction costs.

c)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three-month period ended September 30, 2012, amounting to 200,726 (September 30, 2011 – 192,040) common shares and for the nine-month period ended September 30, 2012 amounting to 200,177 (September 30, 2011 – 184,841) common shares. Diluted loss per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2012 is 203,573 and 203,261 common shares, respectively (three and nine-month periods ended September 30, 2011 – 195,677 and 187,700 common shares). As at September 30, 2012, 3,084 common shares related to stock options and warrants were anti-dilutive.

18.	Share-based payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted are not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Under this Stock Option Plan, 75% of options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. All options granted generally have a contractual life of five years from the date of grant.

The following tables summarize information about stock options:

For the nine-month period ended September 30, 2012

Exercise Price Range	Opening	During the Period				Closing	Weighted average remaining contractual	Vested &
(Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.10 - 2.35	8,044	-	(3,083)	-	-	4,961	2.47	4,961	-
2.40 - 4.75	3,099	8,032	(670)	(646)	-	9,815	4.41	1,381	8,434
12.00 - 15.00	335	-	-	-	(335)	-	-	-	-
	11,478	8,032	(3,753)	(646)	(335)	14,776	3.25	6,342	8,434
Weighted Average Exercise Price (Cdn$)	2.20	4.58	2.37	4.65	12.31	3.50	-	2.41	3.71

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the nine-month period ended September 30, 2011

Exercise Price Range	Opening	During the Period				Closing	Weighted average remaining contractual	Vested &
(Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.10 - 2.35	8,358	-	(373)	(78)	-	7,907	2.13	7,165	742
2.40 - 4.60	743	1,998	-	-	-	2,741	0.41	278	2,463
12.00 - 15.00	2,116	-	-	-	(270)	1,846	0.04	1,846	-
	11,217	1,998	(373)	(78)	(270)	12,494	3.01	9,289	3,205
Weighted Average Exercise Price (Cdn$)	4.33	3.62	2.19	2.09	8.74	4.15	-	4.52	3.07

The assessed fair value, using the Black-Scholes option pricing model, at grant date of stock options granted during the nine-month period ended September 30, 2012 was a weighted average Cdn$1.80 per stock option (September 30, 2011 - Cdn$1.98). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the nine-month periods ended September 30, 2012 and September 30, 2011 included:

Nine months ended	September 30, 2012	September 30, 2011
Risk free interest rate	0.98% - 1.91%	1.09% - 2.31%
Expected life	3 years	3 years
Annualized volatility	59.78% - 77.17%	85.32% - 92.12%
Dividend yield	0.00%	0.00%
Forfeiture rate	1.00%	2.00%
Grant date fair value	$1.22 - $2.29	$1.19 - $2.55

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

During the three and nine-month periods ended September 30, 2012, the Company recognized in the interim condensed consolidated statement of comprehensive loss as an expense $2,004 and $5,150, respectively, (three and nine-month periods ended September 30, 2011 – $611 and $1,987) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $6,095 for the nine-month period ended September 30, 2012 (nine-month period ended September 30, 2011 – $2,222) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mines under construction.

Since the fair value of goods or services received from consultants cannot be estimated reliably, the Company has measured their value and the corresponding increase in equity indirectly by reference to the fair value of the equity instrument granted. During the three and nine-month periods ended September 30, 2012, no consulting expense (three and nine-month periods ended September 30, 2011 - $nil and $62) was recorded with respect to stock options granted to a consultant.

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

19.	Production Costs

The Company commenced commercial production effective September 1, 2012. The related production costs for the month of September 2012 are as follows:

$
Raw materials and consumables	(2,722)
Salaries	(1,065)
Contractors	(1,004)
Other	(761)
(5,552)

20.	General & Administrative Expenses

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	$	$	$	$
Employee benefits	(520)	(579)	(1,940)	(1,715)
Consulting, management, and professional fees	(139)	(369)	(648)	(1,262)
Office and sundry	(178)	(190)	(929)	(854)
Share-based payment expense	(2,004)	(611)	(5,150)	(1,987)
Depreciation	(11)	(12)	(26)	(36)
Other	(289)	(274)	(1,327)	(1,145)
	(3,141)	(2,035)	(10,020)	(6,999)

21.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The interim condensed consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not currently enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2012. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at September 30, 2012.

	Canadian dollar	Congolese franc	South African rand	Euro	British Pound
	CDN$	CDF	ZAR	€	£
Cash and cash equivalents	2,952	1,126	78	-	-
Prepaid expenses	8	-	20,029	244	17
Accounts payable	(245)	-	(41,537)	(347)	-
Retention allowance	(498)	-	-	-	-
Total foreign currency financial assets and liabilities	2,217	1,126	(21,430)	(103)	17
Foreign exchange rate at September 30, 2012	1.0171	0.0010	0.1202	1.2854	1.6162
Total foreign currency financial assets and liabilities in US $	2,255	1	(2,576)	(132)	27
Impact of a 10% strengthening of the US $ on net loss	226	-	(258)	(13)	3

d)	Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, the Congo and South Africa. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at September 30, 2012 and December 31, 2011 is as follows:

	September 30, 2012	December 31, 2011
	$	$
Cash and cash equivalents	63,443	9,696
Advances and accounts receivable	8,415	910
	71,858	10,606

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt, all other financial obligations of the Company including accounts payable of $47,845, accrued liabilities of $3,506, and due to related parties of $47 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

h)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	September 30, 2012	December 31, 2011
	$	$
Share capital	453,392	440,738
Warrants	13,252	-
Contributed surplus	34,829	28,061
Deficit	(90,197)	(79,762)
	411,276	389,037

Banro Corporation
Notes to the Interim condensed consolidated financial statements
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

22.	Non-cash transactions

During the periods indicated the Company undertook the following significant investing and financing non-cash transactions:

		Three-month periods ended		Nine-month periods ended
	Note	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
		$	$	$	$
Depreciation included in exploration and evaluation assets	9	348	134	474	380
Depreciation included in mines under construction	10	2,837	938	4,037	3,144
Stock-based compensation included in exploration and evaluation assets	18	813	106	1,122	622
Stock-based compensation included in mines under construction assets	18	3,211	705	4,973	1,644
Employee retention allowance	13	440	177	622	477

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